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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                             ----------------------

                             PYR ENERGY CORPORATION

                       (Name of Subject Company (Issuer))

                             ----------------------

                            SAMSON ACQUISITION CORP.
                            SAMSON INVESTMENT COMPANY
                      (Names of Filing Persons (Offerors))

                             ----------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    693677106
                      (CUSIP Number of Class of Securities)

                             ----------------------

                                ANNABEL M. JONES
                  ASSISTANT GENERAL COUNSEL - CORPORATE AFFAIRS
                            SAMSON INVESTMENT COMPANY
                             TWO WEST SECOND STREET
                              TULSA, OKLAHOMA 74103
                                 (918) 591-1006

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             ----------------------

                           CALCULATION OF FILING FEE*
================================   =============================================
        Transaction Valuation                  Amount of Filing Fee**
--------------------------------   ---------------------------------------------
           $48,021,118.60                            $1,474.25
--------------------------------   ---------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.30, the per share tender offer price, by the sum of (i) the 38,010,258 outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation as of April 10, 2007 (according to PYR Energy Corporation's Schedule 14D-9 filed on April 11, 2007 and the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007) less the 3,689,200 shares owned by Samson Investment Company, (ii) 1,990,764 shares subject to option grants made under the PYR Energy Corporation's share-based compensation plans (according to the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007), and (iii) 627,500 shares under warrants issued to third parties for services performed (according to the merger agreement attached as Exhibit (d)(1) to amendment no. 3 to Schedule TO filed on April 24, 2007).

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $92.33         Filing Party:  Samson
                                                                  Investment
                                                                  Company
         Form or Registration No.:  SC TO-T/A      Date Filed:    April 24, 2007

         Amount Previously Paid:    $1,381.92      Filing Party:  Samson
                                                                  Investment
                                                                  Company
         Form or Registration No.:  SC TO-T        Date Filed:    March 28, 2007


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [X]   amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


                                  INTRODUCTION

      This Amendment No. 6 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on March 28, 2007 and amended by Amendment No. 1 filed April 5, 2007 and amended by Amendment No. 2 on April 11, 2007 and amended by Amendment No. 3 on April 24, 2007 amended by Amendment No. 4 on April 30, 2007 and amended by Amendment No. 5 on May 25, 2007 (as so amended, the "Schedule TO") by Samson Acquisition Corp. ("Purchaser"), a Maryland corporation and wholly owned subsidiary of Samson Investment Company, a Nevada corporation ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PYR Energy Corporation, a Maryland corporation (the "Company"), for $1.30 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2007, as amended (the "Offer to Purchase"). This Amendment is being filed on behalf of Purchaser and Parent. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.


      On June 4, 2007, Parent and Purchaser announced that they have extended the expiration of the previously announced subsequent offering period to Tuesday, June 12, 2007 at 5:00 p.m., New York City time, unless extended. As of June 4, 2007, and including those shares tendered in the initial offering period, approximately 27,481,752 shares of the Company's common stock have been tendered, which, together with the shares owned by Purchaser prior to the commencement of the Offer, represents approximately 82 percent of the Company's outstanding common stock. All tendered shares have been accepted for payment. During the subsequent offering period, Purchaser will continue to accept for payment and promptly pay for shares of the Company as they are tendered. Stockholders who tender Shares during such period will be paid the same $1.30 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, paid during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase and the Supplement to the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn. Purchaser may further extend the subsequent offering period. If the subsequent offering period is extended, Purchaser will notify Wells Fargo Bank, N.A., the Depositary, and issue an announcement to that effect prior to 9:00 a.m., New York City time, on the next business day following the date the subsequent offering period was scheduled to expire. The press release issued by Parent announcing the extension of the subsequent offering period is attached hereto as Exhibit (a)(20).

ITEM 12.   EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(20) and, as so amended, is restated as follows:

(a)(1)                             Offer to Purchase, dated March 28, 2007

(a)(2)                             Form of Letter of Transmittal

(a)(3)                             Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)                             Form of Letter to Clients

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)                             Summary Advertisement as published in The New
                                   York Times on March 28, 2007

(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit
                                   (a)(9))

(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12) Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer

(a)(13) Joint Press Release, dated April 23, 2007, announcing the entry into a definitive Merger Agreement and extension of the Offer

(a)(14)                            Supplement dated April 30, 2007 to Offer to
                                   Purchase dated March 28, 2007

(a)(15)                            Form of Revised Letter of Transmittal

(a)(16)                            Form of Revised Notice of Guaranteed Delivery

(a)(17) Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(18)                            Form of Revised Letter to Clients

(a)(19) Press Release announcing Parent's successful tender offer for the Shares

(a)(20) Press Release, dated June 4, 2007, announcing Parent's extension of the expiration date for the subsequent offering period

(d)(1) Agreement and Plan of Merger dated as of April 23, 2007 among Parent, Purchaser and the Company





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



                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SAMSON ACQUISITION CORP.


                                        By:  /s/  Jack A. Canon
                                            ------------------------------------
                                            Name:  Jack A. Canon
                                            Title: Senior Vice President



                                        SAMSON INVESTMENT COMPANY


                                        By:  /s/  Jack A. Canon
                                            ------------------------------------
                                            Name:  Jack A. Canon
                                            Title: Senior Vice President,
                                                   General Counsel and Secretary


Dated: June 5, 2007

                                  EXHIBIT INDEX

EXHIBIT NO.                        DOCUMENT
-----------                        --------

(a)(1)                             Offer to Purchase, dated March 28, 2007

(a)(2)                             Form of Letter of Transmittal

(a)(3)                             Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)                             Form of Letter to Clients

(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)                             Summary Advertisement as published in The New
                                   York Times on March 28, 2007

(a)(8) Press Release announcing the commencement of the Offer issued by Parent on March 28, 2007

(a)(9) Press Release announcing Parent's intention to commence the Offer issued by Parent on March 20, 2007 (incorporated by reference to Schedule TO filed by Parent on March 20, 2007)

(a)(10) Letter dated March 20, 2007 from Parent to the Chief Executive Officer and the Board of Directors of the Company (included in Exhibit
                                   (a)(9))

(a)(11) Press Release, dated April 5,2007, announcing less than expected drilling results on the Nome-Harder No. 1 Well

(a)(12) Joint Press Release, dated April 11, 2007, announcing the agreement in principle between the Company and Purchaser related to the revised Offer

(a)(13) Joint Press Release, dated April 23, 2007, announcing the entry into a definitive Merger Agreement and extension of the Offer

(a)(14)                            Supplement dated April 30, 2007 to Offer to
                                   Purchase dated March 28, 2007

(a)(15)                            Form of Revised Letter of Transmittal

(a)(16)                            Form of Revised Notice of Guaranteed Delivery

(a)(17) Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(18)                            Form of Revised Letter to Clients

(a)(19) Press Release announcing Parent's successful tender offer for the Shares

(a)(20) Press Release, dated June 4, 2007, announcing Parent's extension of the expiration date for the subsequent offering period*

(d)(1) Agreement and Plan of Merger dated as of April 23, 2007 among Parent, Purchaser and the Company

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*   Filed herewith.
                                       5